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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    AMENDMENT
                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                         SAMARITAN PHARMACEUTICALS, INC.
                 -----------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
  -----------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    79586Q108
     -----------------------------------------------------------------------
                                 (CUSIP Number)

                                 Alfred T. Saspe
                       C/o Cortisol Medical Research, Inc.
                                 3525 Leor Court
                               Las Vegas, NV 89121
                               Tel: (702) 734-6413
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


 ------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D


CUSIP No. 79586Q108

--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

         Alfred T. Sapse

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2.       Check the Appropriate Box if a Member of a Group              (a) [ ]
                                                                       (b) [X]
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3.       SEC Use Only

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4.       Source of Funds (See Instructions)

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5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
         2(d) or 2(e) [X]

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6.       Citizenship or Place of Organization

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Number of Shares      7.     Sole Voting Power
                             0 shares
                      ----------------------------------------------------------
Beneficially Owned    8.     Shared Voting Power
                             0 shares
                      ----------------------------------------------------------
By Each Reporting     9.     Sole Dispositive Power
                             0 shares
                      ----------------------------------------------------------
Person With           10.    Shared Dispositive Power
                             2,348,400 shares
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         2,348,400 shares
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)

--------------------------------------------------------------------------------
13,      Percent of Class Represented by Amount in Row (11)

         8.46%
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14.      Type of Reporting Person (See Instructions)

         IN
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                                  SCHEDULE 13D

CUSIP No. 79586Q108
--------------------------------------------------------------------------------
1. Names of Reporting Persons/ IRS Identification Nos. of Above Persons (Entities Only)

         Renee Sapse
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group        (a) [ ]
                                                                 (b) [X]

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3.       SEC Use Only


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4.       Source of Funds (See Instructions)

--------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2
         (d) or 2 (e) [X]

--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

--------------------------------------------------------------------------------
Number of Shares      7.     Sole Voting Power
                             0 shares
                      ----------------------------------------------------------
Beneficially Owned    8.     Shared Voting Power
                             0 shares
                      ----------------------------------------------------------
By Each Reporting     9.     Sole Dispositive Power
                             0 shares
                      ----------------------------------------------------------
Person With           10.    Shared Dispositive Power
                             2,348,400 shares
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         2,348,400 shares
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)

--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         8.46%
--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)

         IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 79586Q108
--------------------------------------------------------------------------------
1. Names of Reporting Persons/ IRS Identification Nos. of Above Persons (Entities Only)

         Cortisol Medical Research
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group        (a) [ ]
                                                                 (b) [X]

--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)

--------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2
         (d) or 2 (e) [X]

--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

--------------------------------------------------------------------------------

Number of Shares      7.     Sole Voting Power
                             0 shares
                      ----------------------------------------------------------
Beneficially Owned    8.     Shared Voting Power
                             0 shares
                      ----------------------------------------------------------
By Each Reporting     9.     Sole Dispositive Power
                             0 shares
                      ----------------------------------------------------------
Person With           10.    Shared Dispositive Power
                             2,348,400 shares
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         2,348,400 shares
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)

--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         8.46%
--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)

         CO
--------------------------------------------------------------------------------

ITEM 1.   SECURITY AND ISSUER.

This Schedule 13D relates to the Common Stock, par value $0.001 (the "Common Stock") of Samaritan Pharmaceuticals, Inc. (the "Issuer"). Based solely on the Issuer's most recent Quarterly Report, Samaritan had 27,769,236 shares of Common Stock issued and outstanding.

The address of the Issuer's principal executive office is 101 Convention Center Drive, Suite 310, Las Vegas, Nevada 89121.


ITEM 2.   IDENTITY AND BACKGROUND.

(a) This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"): Alfred T. Sapse ("Dr Sapse"), Renee Sapse ("Mrs. Sapse"), and Cortisol Medical Research, Inc. ("Cortisol"). Dr. Sapse controls Cortisol as he is a 100% owner of the membership interests of Cortisol and the President of Cortisol. Dr. Sapse, Mrs. Sapse, and Cortisol are collectively referred to as the "Reporting Persons."

(a) The principal business address of each of the Reporting Persons is 3525 Leor Court, Las Vegas, Nevada 89121.

(c) Dr. Sapse is a physician who specializes in medical research and development. He is the President and owner of Cortisol. Dr. Sapse was a former officer and director of Steroidogenesis Inhibitors International, Inc., a Nevada corporation, now known as Samaritan Pharmaceuticals, Inc.

         Renee Sapse is a homemaker and the secretary of Cortisol.

         Cortisol is principally engaged in medical research and development.

(d) During the last five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the executive officers or directors of the Reporting Persons, if applicable, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) All of the Reporting Persons have been involved in and a party to the following civil proceedings of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws was issued or a finding of any violation with respect to such laws was made:

         In or about June 2000, Sapse filed a lawsuit against the Issuer in the District Court, Clark County, Nevada, Case No. A420721. The principal allegations in the lawsuit concern the issuance of shares to members of the board of directors as compensation for services rendered. Since that time, the Board and the recipients of the shares have rescinded the issuance of the shares, and reissued the shares pursuant to a shareholder meeting. The lawsuit has been dismissed.

         In or about September 2000, Sapse filed another lawsuit in District Court, Clark County, Nevada, Case No. A424126. Sapse alleged claims of defamation and invasion of privacy claims. Shortly after the lawsuit was filed, the Court awarded the Issuer summary judgment, dismissing Sapse's claims against the Issuer.


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         In or about October 2000, the Issuer filed a lawsuit against Sapse,
         Cortisol, and Renee Sapse, to remedy an alleged self dealing transaction initiated by Sapse. The Issuer alleged Sapse improperly caused the issuance of shares, thus resulting in unfair dilution of shareholder's value. As a result of this lawsuit and a Texas suit filed by the issuer against their own transfer agent Sapse has been prevented from selling any of his shares all of which qualify under 144K. At a court hearing on April 8, 2001 an agreement was reached whereby Sapse would be allowed to sell his shares under strict SEC Rules if he relinquished his voting rights at the annual meeting. However Sapse wasn't allowed to sell his shares as per SEC Rules, wasn't allowed to vote at the shareholder meeting and his shares were actually illegally canceled by the issuer. Subsequently the issuer was ordered to re-instate the canceled shares and the SEC Rules were modified to restrict the number of shares Sapse would be allowed to sell. Sapse was to be allowed to sell 240,000 shares per quarter. As such, Sapse has sold 480,000 shares. Most recently, the Court also authorized Sapse to sell the sum of 500,000 shares to enable Sapse to pay pressing legal expenses. The trial of this matter is currently scheduled for March 2002. Under the Court's Order, Sapse is not allowed to sell any other shares, except for the 240,000 and the 500,000 shares that he currently is eligible to sell.

         Similarly, the Issuer filed suit in District Court, against Issuers transfer agent Securities Transfer Company, Dallas County, Texas to stop the transfer of shares currently in the possession of Sapse, Cortisol and Renee Sapse. Pursuant to a Court Order, dated April 19, 2001, the Temporary Injunction Order restricting the transfer of shares held by the Reporting Persons was dissolved .

         On or about May 9, 2001, the Issuer filed a lawsuit against Sapse and Cortisol in the United States District Court for the District of Nevada seeking damages and repayment of alleged short-swing profits. The lawsuit is still pending and the Issuer is currently requesting the Court to freeze the shares of Sapse and Cortisol.

(f) Dr. Sapse is a citizen of the United States of America and Mrs. Sapse is a citizen of France.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

As of the date the Reporting Persons became subject to Section 13d on September 20, 1999, the Shares held by the Reporting Persons were acquired pursuant to the Agreement and Plan of Reorganization, dated October 21, 1997, as a result of the merger acquisition whereby all shareholders of Steroidogenesis Inhibitors (SI) , Inc. a private company, were issued shares on a one for one basis in the new public company, previously WebX, now Steroidogenesis Inhibitors International,
(STGI). The company name has now been changed to Samaritan Pharmaceuticals
{SPHC).


ITEM 4.   PURPOSE OF TRANSACTION.

The Reporting Persons may at any time during the course of each quarter of the Issuer's fiscal year, dispose of such securities beneficially owned by him in such amounts as he determines to be appropriate, not to exceed 240,000 shares, upon consideration of various relevant factors, including the Issuer's business, financial condition and prospects and financial condition, as well as other investment opportunities available to the Reporting Person and general market and economic conditions, in compliance with the Court Order filed April 8, 2001, and modified May 15, 2001

Pursuant to a Court Order, filed October 3, 2001, the Reporting Persons are entitled to sell 500,000 shares of the Issuer's common stock in their possession in order to pay attorneys' fees owed by them in connection with the aforementioned litigation. However, the Reporting Persons are not permitted to sell more than 10,000 shares per day.

Except as provided herein, the Reporting Persons does not have any present plan or proposal to effect any further substantial changes to the business, organization, form or control of the Issuer.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

(a) Dr. Alfred T. Sapse and Mrs. Renee Sapse beneficially own in the aggregate 2,348,400 shares of Common Stock or 8.46% of the issued and outstanding shares of Common Stock, as calculated in accordance with Rule 13d-3(d)(1). By virtue of his position as the Sole Owner of Cortisol Medical Research, Inc., Dr. Sapse and Mrs. Sapse have the right to dispose of all securities owned by Cortisol Medical Research, Inc. and therefore are considered the beneficial owners of all of the shares of the Issuer's Common Stock owned by Cortisol Medical Research, Inc.

(b) Dr. and Mrs. Sapse have shared dispositive power as to the 2,348,400 shares of the Issuer's beneficially owned by them.

(c) There have been no transactions in the Common Stock by the Reporting Persons during the past 60 days.

(d) No persons, other than Dr. and Mrs. Sapse, have the right to receive or the power to direct the receipt of the dividends from, or the proceeds from the sale of, the Shares acquired by them.

(e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Pursuant to a Court Order, filed April 8, 2001, those shares held by the Reporting Persons were neutralized, which means that these shares cannot be voted in the Reporting Persons' possession. The Reporting Persons may transfer, sell and dispose of the Issuer's common stock in their possession within compliance with SEC Regulations as Modified by Court Order

Pursuant to a Court Order, filed May 18, 2001, the Reporting Persons are not to transfer more than an aggregate of 240,000 shares in any quarter. The Issuer was also ordered to reinstate 3,000,000 shares of its stock, previously held by the Reporting Persons.

Pursuant to a Court Order, filed October 3, 2001, the Reporting Persons are entitled to sell an aggregate of 500,000 shares of the Issuer's stock held by them. The proceeds are to be utilized to the outstanding attorneys' fees owed by them in connection with the litigation. It was further ordered that the Reporting Persons are not to sell more than 10,000 shares per day in transactions involving these 500,000 shares.

Thus, pursuant to the Court's May 18, 2001 and October 3, 2001 Orders, the Reporting Persons are restricted to selling 500,000 shares to pay outstanding attorneys' fees and costs and the 240,000 shares for the current quarter. The trial in the lawsuit pending before the Eighth Judicial District Court for the State of Nevada is scheduled for March 2002.

Other than the court orders mentioned above, there are no contracts, arrangements, understandings or relationship between either Cortisol Medical Research, Inc. or Dr. Sapse and any person with respect to the securities of the Issuer.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

None


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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of: February 11, 2002


                                                /s/ Alfred T. Sapse
                                                -----------------------
                                                Alfred T. Sapse


                                                /s/ Renee Sapse
                                                -----------------------
                                                Renee Sapse



                                                Cortisol Medical Research, Inc.


                                                /s/ Alfred T. Sapse
                                                -----------------------
                                                Alfred T. Sapse, President